As filed with the Securities and Exchange Commission on October 21, 2003



                                    FORM 6-K

                         SECURITIES EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934
                          For the month of October 2003


                                    TELE2 AB
                 (Translation of registrant's name into English)

                                  Skeppsbron 18
                                    Box 2094
                                S103 13 Stockholm
                                     Sweden
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

         Form 20-F...X...                                 Form 40-F......


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

         Yes......                                        No...X....


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
..............................N/A................................................

IN Q3 TELE2 GENERATED RECORD CASHFLOW FROM OPERATING ACTIVITIES OF MSEK 1,706, WHILE REPORTING LARGEST EVER CUSTOMER NET INTAKE OF 1,637,000

New York and Stockholm - Tuesday, October 21, 2003 - Tele2 AB ("Tele2", "the Group") (Nasdaq Stock Market: TLTOA and TLTOB and Stockholmsborsen: TEL2A and TEL2B), the leading alternative pan-European telecommunications company, today announced its consolidated results for the third quarter ended September 30, 2003.

o Operating revenue for the first nine months 2003 increased by 21% to MSEK 27,255 (MSEK 22,554*)

o Profit after tax for the first nine months 2003 increased to MSEK 854 (MSEK-374*)

o Earnings (loss) per share after tax and after dilution for the first nine months 2003 increased to SEK 5.78 (SEK -2.53*)

o    Revenue for Q3 increased by 22% to MSEK 9,414 (MSEK 7,695)

o    EBITDA for Q3 rose 15% to MSEK 1,635 (MSEK 1,422)

o    Number of customers rose by 1,637,000 to 20.4 million in Q3

o    Cash flow from operating activities up 37% to MSEK 1,706 in Q3

o    Launch of Tele2 service offering in the UK

CONTACTS

Lars-Johan Jarnheimer               Telephone: + 46 8 562 640 00

President and CEO, Tele2 AB

Hakan Zadler                        Telephone: + 46 8 562 640 00

CFO, Tele2 AB

Dwayne Taylor                       Telephone: + 44 20 7321 5038

Investor enquiries

Tele2 AB - company registration number: 556410-8917
Skeppsbron 18
P.O. Box 2094
SE-103 13 Stockholm
Sweden
Tel+ 46 8 562 000 60

Visit us at our homepage: http://www.Tele2.com

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



TELE2 AB



By:    /s/ Hakan Zadler
       ----------------
Name:
Title:

Date:    October 21, 2003